
02033414



ARLS
P.E. 2/2/02

MEETING THE NEEDS OF THE CUSTOMER

PROCESSED
MAY 1 5 2002
THOMSON
FINANCIAL
P


THE MAY DEPARTMENT STORES COMPANY | 2001 ANNUAL REPORT

MAY RESPONDS

For more than a year, May has stepped up its efforts to better understand the needs of its customers. We surveyed and sampled; we conducted extensive focus groups; we did market research. And May listened more intensely than ever to what customers have to say.

Our customers want clarity of choices – the *right* choices – to make their shopping experience easier and more enjoyable. They want merchandise choices that are modern and better-edited to meet their lifestyle needs. They want merchandise with fashion, style, and value – whether for themselves, for their home, or for gift-giving.

And May is responding. We are embracing new ideas and invite you to read more about our initiatives in the following pages.



Sport shirt, Kenneth Cole. T-shirt, Claiborne.





REPOSITIONING THE BRAND

A core strength of department stores is providing customers with a wide selection of merchandise – from cosmetics to cookware – in one shopping environment. Our customers tell us they not only want this selection, but they also expect us to provide the right selection of merchandise, the *right* choices.

From shoes to accessories, from apparel to home furnishings, our merchants are focusing on merchandise for today's more casual, relaxed lifestyle. We are rebalancing our assortments to give customers the best-thought-out ideas and the latest styles to fit their increasingly casual orientation.

In support of this strategic repositioning, we launched in fall 2001 a new advertising campaign that reinforces the message of a new look in our assortments and in our stores. It creates a more modern image for our department stores. Using the theme "the right choices make all the difference," we are presenting a fashion-fresh story about our carefully edited and trend-right merchandise choices that appeal to a broader range of customers.

Vest and jeans, Nautica Jeans. T-shirt, Yukiko. Belt, Fossil. Jewelry, Liz Claiborne.



Appealing to younger customers – 'tweens ages 9-12, teens ages 13-18, and young adults ages 19-29 – remains one of our top priorities for achieving sales growth. We are connecting with these key segments with the right merchandise, the right advertising, and the right in-store environment.

We are pressing to reacquaint 19- to 29-year-olds with our department stores. To reach this important age segment, we are adding a more youthful, modern, and stylish attitude to our assortments in apparel, accessories, and home. Our department stores' wedding registries and our specialty bridal businesses are other powerful ways to introduce our stores to these younger customers.

To connect with teens, we are bringing trendy and exciting assortments to the selling floor and have created stronger, more dynamic in-store environments filled with music and energy. To reach 'tweens – the all-important bridge between children and teens – our 'tween departments have been enlivened to mirror the energy, look, and style of their teen counterparts.

On him: Knit shirt, Drill. T-shirt, Calvin Klein.
On her: Blouse, Rampage. Earrings, Robert Rose.

CONNECT WI





STRONGER PRESENTATIONS

We are working diligently in our stores to help customers understand today's fashion stories. Shoppers – in particular younger customers – are telling us they expect fashion direction and guidance in assembling outfits. In response, we are increasing our in-store efforts to show the versatility of merchandise in a variety of combinations and groupings.

Our idea-oriented displays – often using multiple mannequins and multiple forms to show merchandise combinations – teamed with our idea-oriented signage present a clearer fashion message. We are simultaneously showing our customers the how-to of fashion and making their shopping easier by better editing our assortments, eliminating style and vendor duplication, and strengthening our presentations.

Our objectives are to offer customers the choices they expect from our department stores and to make those choices more focused and more compelling.

Knit tops and skirts, Tommy Hilfiger. Belts, A. Brod.





PROPRIETARY MERCHANDISE

Customers tell us they want great fashion and style in our apparel assortments – and they want great value as well. Our response? We are delivering dynamic, new proprietary brands. New design teams are working with our merchants to introduce our own proprietary programs for the full-line department stores, as well as separate and distinctly different ones for Lord & Taylor.

In 2001, Lord & Taylor stepped out to offer distinctive, new apparel selections with more fashion and edge. The Identity and Kate Hill brands for women and Grant Thomas and Metropolitan by Lord & Taylor brands for men debuted in spring and continue to be some of our strongest performers.

For our full-line department stores, several exciting new brands – be, i.e., and i.e. relaxed – will launch in fall 2002, and Valerie Stevens gets a dramatically new, updated look.

These new proprietary brands, teamed with our existing labels, afford us distinctive assortments and position us more competitively.

Left to right: Jacket and knit top, Valerie Stevens. Earrings, Nine West. Jacket, sweater, and pants, be. Earrings, Liz Claiborne. Gloves, Nine West. Denim jacket, knit top, and skirt, be. Belt, Fossil. Earrings, Liz Claiborne.















OUR PRESTIGIOUS PARTNERS

When it comes to the *right* choices, our department stores are known for having the most in-demand, trusted, and respected brands in the marketplace today. From apparel to home furnishings to gifts, our stores offer highly recognized, prestigious name brands that reflect quality, selection, style, and the latest trends.

Our partnerships with these distinguished national brands are a powerful advantage for May. They bring great appeal and energy to our stores, and our strong long-term relationships give us quick access to emerging trends. These top-notch vendors provide a variety of brands, in a wide range of merchandise categories, that help May stay a top-notch retailer.

Left to right, page 10: Bedding ensemble, Tommy Hilfiger. Lipsticks, Lancôme. Shirt, Nautica Jeans Company. Bootie, Nine West. Swimsuit, Ralph Lauren Sport. Pants and belt, Dockers. Page 11: Bra, Bali. Handbag, Liz Claiborne. Lipglass stains, MAC. Glamourous, *Ralph Lauren.*









TOP-NOTCH

ESTÉE LAUDER
JONES APPAREL GROUP
LEVI STRAUSS
LIZ CLAIBORNE
L'OREAL
NAUTICA
RALPH LAUREN
SARA LEE
TOMMY HILFIGER
WARNACO

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share)	**2001**	2000	Percent Change
Net retail sales	**$14,215**	$14,372	(1.1)%
Net earnings [1]	**$ 706**	$ 858	(17.8)%
Diluted earnings per share [1]	**$ 2.22**	$ 2.62	(15.3)%
Year-end dividend rate per common share	**$ 0.94**	$ 0.93	
Return on equity	**18.3%**	21.0%	
Return on net assets	**15.5%**	19.5%	

Fiscal 2000 contained 53 weeks. Net retail sales for 2000 are shown on a 52-week basis for comparability.

[1] Before after-tax extraordinary loss of $3 million ($5 million pretax), or $0.01 per share, in 2001.

Net retail sales
(in millions)



Earnings and
dividends per share



ABOUT MAY

The May Department Stores Company is a powerful collection of retailing nameplates and ranks as one of the largest retailers in the United States.

LORD & TAYLOR HECHT'S STRAWBRIDGE'S FOLEY'S

ROBINSONS-MAY FILENE'S KAUFMANN'S FAMOUS-BARR

L.S. AYRES THE JONES STORE MEIER & FRANK

DAVID'S BRIDAL AFTER HOURS PRISCILLA OF BOSTON



CONTENTS

12 Financial Highlights

13 Letter to Shareowners

16 Friendliness Stars

18 May at a Glance

20 Financial Review

38 Company Management, Corporate Management, and Board of Directors

40 Reports of Management and Independent Public Accountants

Inside Back Cover Shareowner Information

MEETING THE NEEDS OF THE CUSTOMER.

CLEARLY, WE ARE NOT SATISFIED with our sales and earnings performance in 2001. The results are not what we and the entire May organization expect. However, in 2001, we stepped up the pace of implementing our growth strategies and remain confident that pursuing these initiatives with speed and dedication will provide our shareowners the best returns.

In a year that brought challenges on many fronts for our company, our industry, and our nation, achieving earnings per share of $2.22 reflects the underlying strength of our company and our associates. At 18.3%, our return on equity continues to place us in the top quartile of the retail industry. Operating cash flow increased to $1.6 billion, compared with $1.3 billion last year, due in large part to tight fiscal control of merchandise inventories and receivables. Our strong cash flow allows us to invest in our business, make acquisitions, and build, expand, and remodel stores. It also enables us to repurchase stock, and in fiscal 2001, we completed the repurchase of $400 million or 11.9 million shares of May common stock.

In February 2002, our board of directors increased the annual dividend rate to 95 cents per share. This increase marks our 27th consecutive year of increased dividends and our 91st year of uninterrupted dividends.

We opened 22 department stores in 2001 and entered the new markets of Nashville, Tennessee; Columbus, Ohio; Tampa, Florida; and Baton Rouge and Lafayette, Louisiana. We plan to open 11 department stores in 2002, including stores in the new markets of Beaumont and El Paso, Texas; and Orlando, Florida. David's Bridal opened 28 stores in 2001, and we plan to open 30 David's Bridal stores in 2002.

MERCHANDISING TO DRIVE GROWTH remains our top priority. We are listening to customers, analyzing what they tell us, and we are responding. The responses are becoming visible in our stores today – clarity of choices, more fashion and style,

easier shopping experiences, and more value. The message we are registering today – on our selling floors and in our repositioning strategy – is that our stores offer not only a wide range of merchandise, but also the *right* choices of merchandise.

We are stepping up our offerings of newness and fashion – being first with new merchandise on the selling floor, creating presentations that are helpful to customers, and advertising our products with strength and leadership. We are focusing on retaining our core baby boomer customer, while simultaneously attracting younger customers – 'tweens, teens, and young adults. We are making our stores easier to shop with better choices and less duplication. We are enhancing our merchandise presentations to help customers better understand how to put together outfits.

Our design teams in New York and St. Louis are responding to customers' lifestyle needs with the development of our own, compelling proprietary brands. Lord & Taylor introduced several successful new brands in spring 2001, and new brands for our full-line department stores will launch in fall 2002. These brands and our other distinctive proprietary merchandise will help position us more competitively.

Gift-giving initiatives remain central to our growth strategies. We are strengthening our offerings of exciting non-apparel gifts to complement our core strength in apparel. Our goal is to be the go-to store for every gift-giving occasion throughout the year by offering a compelling array of great gift ideas. Our department stores' wedding registries, Internet gift sites, and gift cards are important elements of our gift-headquarters strategy.

Tenacious pursuit of these key strategies will support our store-for-store sales growth objective.

BUILDING OUR BRIDAL GROUP

to be the largest, most integrated bridal business in the nation is a key priority. In December 2001, we acquired After Hours Formalwear, the largest tuxedo rental and sales retailer in the country. In late January 2002, we acquired Priscilla of Boston, one of the most highly recognized bridal gown retailers in the United States. We see great opportunity to expand significantly these bridal businesses and benefit further from the growth of David's Bridal.

In February 2002, we announced an energizing marketing alliance with The Knot, the nation's largest online wedding planning resource, and became a minority-interest owner. This is a tremendous opportunity for May to team with a premier source of wedding-related information.

The strategic implications of our bridal businesses are powerful. The cross-marketing potential between our department stores' wedding registries, our specialty bridal businesses, and The Knot positions May to serve the bride, groom, wedding party, and guests at many stages of the wedding event. Equally important, this strategy supports our pursuit of young adults and helps introduce our home assortments to this key age group.



Eugene S. Kahn
Chairman and CEO
(left)

John L. Dunham
President
(right)

SEVERAL MANAGEMENT CHANGES will occur in 2002. At May Merchandising Company, Judith K. Hofer, chief executive officer, retires on July 31, 2002, after a 31-year career with May, and James A. Hageman, chairman, retires on September 30, 2002, after 24 years with May. Both contributed significantly to May's success and will be greatly missed. Jay H. Levitt, May Merchandising president, succeeds Ms. Hofer, and John F. Danahy, chairman of Famous-Barr, succeeds Mr. Hageman. May's bench strength of management talent will ensure smooth and seamless transitions.

SUPPORTING COMMUNITIES where we do business is a long-standing tradition at May. The May Department Stores Company Foundation and our associates generously contributed $22.7 million to more than 2,000 nonprofit organizations in 2001. Included in the total is more than $900,000 May and our associates contributed to four September 11th disaster-relief agencies.

This year was the first time May supported a nonprofit organization through our annual holiday purchase-with-purchase program. As a result of our holiday panda Wish Bear promotion, May contributed more than $370,000 to the Giant Panda Conservation Fund at the Smithsonian Institution's National Zoological Park.

A SALUTE is most appropriate to our customers, shareowners, suppliers, and board of directors; we appreciate your continued loyalty and support throughout the year. We also salute our dedicated associates for their efforts and hard work; they are the foundation of May. Our commitment to developing our people remains steadfast. They bring a drive, talent, and mind-set for success that make the difference and set May apart.

We give special recognition to Jerome T. Loeb, who retired in May 2001 after 37 years with the company – including five years as president and three years as chairman of the board. Jerry was unrelenting in pressing for excellence, raising the bar of performance ever-higher, and always believing in what the people of May could accomplish. We are fortunate to have had his leadership, guidance, and wisdom.

EXECUTING OUR STRATEGIES, we move into 2002 with an optimistic view and a sharp focus on our initiatives – looking for the competitive edge and creating opportunities that will build and sustain growth.

Gene

Eugene S. Kahn
Chairman and CEO

John

John L. Dunham
President

March 28, 2002

FRIENDLINESS STARS

TREATING CUSTOMERS RIGHT

Our commitment to treat the customer right means providing service that not only makes customers feel welcome, but also keeps them coming back to our stores. Our associates enthusiastically greet customers with a smile, offer attentive service, and thank customers by name. In 2001, their efforts produced the highest-ever customer satisfaction scores in the history of our Friendliness Program.

Pictured on these pages are outstanding representatives of our 27,500 Diamond Star associates, who deliver exceptionally friendly service day in and day out. Also pictured are outstanding representatives of our President's Club, whose members achieved exemplary sales performance in 2001.



Left to right: **Susan Hoffman**/Hecht's, **Martin Hunt Jr.**/Hecht's, **Jacqueline Solis**/Filene's, **Fran Nelson**/Meier & Frank, **Shim Lee**/Robinsons-May, **Stuart Cotler**/Filene's



Left to right: **Regina Silva-Zebrowski**/Filene's, **Julio Rodriguez**/Robinsons-May, **Rita Martinelli**/Strawbridge's, **Jami Thompson**/The Jones Store, **Lisa Chiang**/Foley's, **Fran Hopson**/Strawbridge's, **Larry Groom**/Hecht's, **Marge Crabill**/Foley's, **Caron Mayser**/Robinsons-May, **Mila Wong**/Hecht's, **John Moyer**/Lord & Taylor, **Diane DePalma**/Filene's



Left to right: **Richard Proulx**/Hecht's, **Diane Naiman**/Robinsons-May, **Ina Goldfarb**/Filene's, **Madeline Wills**/Foley's, **Willie Wells**/Foley's, **Fran Blanchard**/Filene's, **Alex Fuentes**/Filene's, **Eileen Budd**/Foley's, **Yvette Williams**/Lord & Taylor, **Joseph Jackson**/Robinsons-May, **Myra Kallay**/Kaufmann's



Left to right: **Laurie Dennis**/Lord & Taylor, **Shelly Saini**/Hecht's, **Ethel Ray**/Kaufmann's, **Paul Vizbaras**/Filene's, **Cynthia Conway**/Lord & Taylor, **Barb Morris**/L.S. Ayres, **Zonia Diaz**/Lord & Taylor, **Mohammed Haque**/Hecht's, **Betty McDaniel**/Robinsons-May, **Bessie Redding**/Robinsons-May, **Diana Dean**/Meier & Frank



Left to right: **Bruce Cohen**/Hecht's, **Kamini Kumar**/Foley's, **Tony Cleveland**/Hecht's, **Josephine Moy**/Lord & Taylor, **Carrie Ayres-Jones**/Hecht's, **Cecile Bargar**/Famous-Barr, **Sortiraq Apostoli**/Filene's, **Esther Ekumatalor**/Foley's, **Bryan Shaw**/Foley's, **Karen Smith**/Robinsons-May, **Peter Knowles**/Hecht's, **Sadie Billings**/Foley's



Left to right: **Lynne Kitzmiller**/Lord & Taylor, **Joan Knotek**/Kaufmann's, **Rachel Williams**/Foley's, **Frank Boccalupo**/Strawbridge's, **Louise Green**/L.S. Ayres, **Diane Crenshaw**/Foley's, **Sylvia Carpentieri**/Lord & Taylor, **Parminder Grewal**/Lord & Taylor, **Mary Miller**/Kaufmann's, **Tony Rogers**/Kaufmann's, **Judy Walker**/Lord & Taylor

INDIVIDUAL STORE CEO CUPS

Every year, we award engraved crystal CEO Cups to individual stores to honor their exceptional achievement and dedication to treating the customer right. The stores listed at right received CEO Cups for 2001. The number following each store name represents total CEO Cup awards since the program began in 1990.

Hecht's
Centre at Salisbury/7
Regency Square (Richmond)/1
Valley Mall (Hagerstown)/1

Foley's
Downtown Houston/6

Robinsons-May
Mission Viejo Mall/2

Filene's
Palisades Center (West Nyack)/1
Fox Run Mall (Newington)/2
Cape Cod Mall/1

Kaufmann's
Logan Valley Mall (Altoona)/3
Lycoming Mall (Williamsport)/4
Washington Crown Center (Pittsburgh)/1

Famous-Barr
West Park Mall (Cape Girardeau)/1
Towne Square Mall (Owensboro)/1

L.S. Ayres
Glendale Shopping Center (Indianapolis)/1
Greenwood Shopping Center (Indianapolis)/4
Lafayette Square (Indianapolis)/2

MAY AT A GLANCE

THE MAY DEPARTMENT STORES COMPANY

May is a powerful collection of retailing nameplates. Each department store company holds a leading position in its respective markets and provides our customers with fashion, style, value, and service. Our Bridal Group includes David's Bridal, After Hours Formalwear, and Priscilla of Boston.

Collectively, May serves 184 markets totaling 198 million people. We employ 127,000 associates in 44 states, the District of Columbia, and Puerto Rico.

Market Information	Stores	2001 Sales
Lord & Taylor 33 markets, including New York/New Jersey Metro; Chicago; Boston; Dallas/Fort Worth; Philadelphia Metro; Washington, D.C., Metro; Detroit; Houston; Atlanta; and Miami	84	$ 2.0 billion
Hecht's and Strawbridge's 20 markets, including Washington, D.C., Metro; Philadelphia Metro (Strawbridge's); Baltimore; Norfolk; Nashville; and Richmond	80	$ 2.5 billion
Foley's 19 markets, including Houston, Dallas/Fort Worth, Denver, San Antonio, Austin, and Oklahoma City	65	$ 2.2 billion
Robinsons-May 9 markets, including Los Angeles/Orange County, Riverside/San Bernardino, Phoenix, San Diego, and Las Vegas	56	$ 2.1 billion
Filene's 16 markets, including Boston Metro, Southern Connecticut, Hartford, Providence Metro, and Albany	44	$ 1.8 billion
Kaufmann's 23 markets, including Pittsburgh, Cleveland, Buffalo, and Rochester	52	$ 1.6 billion
Famous-Barr, L.S. Ayres, and The Jones Store 24 markets, including St. Louis Metro, Kansas City Metro (The Jones Store), and Indianapolis (L.S. Ayres)	43	$ 1.2 billion
Meier & Frank 6 markets, including Portland/Vancouver Metro and Salt Lake City Metro	15	$ 0.5 billion
TOTAL DEPARTMENT STORES	439	$13.9 billion
Bridal Group 150 David's Bridal stores, 240 After Hours stores, and 10 Priscilla of Boston stores in 42 states and Puerto Rico	400	$ 0.3 billion
THE MAY DEPARTMENT STORES COMPANY	839	$14.2 billion

After Hours was acquired in December 2001, and Priscilla of Boston was acquired in January 2002. Only results since their acquisition dates are included in the company's total.

STORE LOCATIONS



BRIDAL GROUP



A DYNAMIC COMBINATION

We made exceptional headway in 2001 toward building the largest and most integrated bridal business in the United States. David's Bridal continues to rank as the largest retailer of wedding dresses in the country; After Hours, acquired in December 2001, is the nation's largest tuxedo sales and rental retailer; and Priscilla of Boston, acquired in January 2002, adds an essential upscale component to our bridal gown business. These important new additions will help May serve the bridal couple at every stage of their wedding event.

The dynamic combination of our Bridal Group, department-store wedding registries, and online wedding registry gives us a powerful strategic advantage. Equally important, this business supports our quest for young adults and gives us an opportunity to introduce our home store to them.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Fiscal 2001 was a challenging year for our company and many other retailers. The underlying strength of our divisions to perform profitably in a difficult economic environment is reflected in earnings per share of $2.22.

Net retail sales were $14.2 billion, a 1.1% decline, compared with 2000 net retail sales of $14.4 billion. The decrease was due to a $668 million decrease in store-for-store sales, offset by $511 million of new-store sales, which included David's Bridal.

In 2001, we opened 22 department stores, including eight former Saks stores, adding 4.1 million square feet of retail space:

Lord & Taylor		**Foley's**	
Alexandria, VA	Landmark Mall	Baton Rouge, LA	Cortana Mall
Columbus, OH	Polaris Fashion Place	Baton Rouge, LA	Mall of Louisiana
Dallas, TX	Shops at Willow Bend	Dallas, TX	Shops at Willow Bend
Tampa, FL	International Plaza	Houston, TX	Baybrook Mall
Palm Beach County, FL	Mall at Wellington Green	Houston, TX	Memorial City Mall
Hecht's		Lafayette, LA	Acadiana Mall
Bowie, MD	Bowie Town Center	Hurst, TX	Northeast Mall
Durham, NC	The Streets at Southpoint	**Robinsons-May**	
Nashville, TN	Bellevue Center	Chandler, AZ	Fashion Center
Nashville, TN	Galleria at CoolSprings	**Kaufmann's**	
Nashville, TN	Mall at Green Hills	Columbus, OH	Polaris Fashion Place
Nashville, TN	Hickory Hollow	**Famous-Barr**	
Nashville, TN	Rivergate Mall	St. Louis, MO	West County Center

We also remodeled 23 department stores in 2001 totaling 1.6 million square feet, including the expansion of 11 stores by 375,000 square feet. At fiscal year-end, we operated 439 department stores in 37 states and the District of Columbia.

We plan to open 11 new department stores in 2002 totaling 1.7 million square feet. We plan to remodel 31 department stores totaling 2.7 million square feet of retail space, which includes the expansion of 14 stores by a total of 591,000 square feet.

Our Bridal Group includes David's Bridal, After Hours Formalwear (After Hours), and Priscilla of Boston. David's Bridal, the largest retailer of bridal-related apparel in the United States, joined May in August 2000. In 2001, we opened 28 David's Bridal stores, adding 305,000 square feet of retail space. After Hours, the largest tuxedo rental and sales retailer in the United States, joined May in December 2001. On January 31, 2002, we acquired substantially all of the assets of Priscilla of Boston, one of the most highly recognized, upscale bridal gown retailers in the United States. At fiscal year-end, our Bridal Group operated 150 David's Bridal stores in 42 states and Puerto Rico, 240 After Hours stores in 19 states, and 10 Priscilla of Boston stores in nine states.

Our Bridal Group plans to add 30 new David's Bridal stores in 2002 totaling 309,000 square feet of retail space.

The new-store plan for 2002 through 2006 adds 62 new department stores and at least 150 Bridal Group stores totaling 12 million retail square feet, a 3% annualized increase. During this five-year period, the major components of our $4.1 billion capital plan include plans to invest $1.6 billion for new stores, $1.2 billion to expand and remodel existing stores, and $370 million related to systems and operations improvements.

In 2001, our board of directors authorized and we completed the repurchase of $400 million of common stock. Common stock repurchase programs authorized by our board of directors since 1996 have totaled almost $3.0 billion:

		As Repurchased		
(in millions, except per share)	Authorized	$	Shares	Average Price per Share
2001	$ 400	$ 400	11.9	$34
2000	650	789	28.4	28
1999	500	361	9.9	36
1998	500	500	12.5	40
1997	300	300	9.6	31
1996	600	600	19.1	31
Total	$2,950	$2,950	91.4	$32

REVIEW OF OPERATIONS

Earnings per share was $2.22 in 2001, compared with $2.62 in 2000 and $2.60 in 1999. Net earnings totaled $706 million in 2001, compared with $858 million in 2000 and $927 million in 1999. Return on revenues was 5.0% in 2001, compared with 5.9% in 2000 and 6.7% in 1999. References to net earnings relate to earnings before extraordinary loss and earnings per share relate to diluted earnings per share before extraordinary loss.

Results for the past three years and the related percent of revenues were:

(dollars in millions, except per share)	**2001**		2000		1999	
	$	**%**	$	%	$	%
Net retail sales[1]	**$14,215**		$14,372		$13,810	
Revenues	**$14,175**	**100.0 %**	$14,511	100.0%	$13,866	100.0%
Cost of sales	**9,770**	**68.9**	9,929	68.4	9,370	67.6
Selling, general, and administrative	**2,912**	**20.5**	2,835	19.5	2,686	19.4
Interest expense, net	**349**	**2.5**	345	2.4	287	2.0
Earnings before income taxes	**1,144**	**8.1**	1,402	9.7	1,523	11.0
Provision for income taxes[2]	**438**	**38.3**	544	38.8	596	39.1
Net earnings	**$ 706**	**5.0 %**	$ 858	5.9%	$ 927	6.7%
Earnings per share[3]	**$ 2.22**	**(15.3)%**	$ 2.62	0.8%	$ 2.60	13.0%

[1] Net retail sales for the 53 weeks ended February 3, 2001 were $14,511.

[2] Percent of revenues columns represent effective income tax rates.

[3] Percent of revenues columns represent percent change in earnings per share.

Fiscal 2000 included 53 weeks. The additional week did not materially affect 2000 earnings. All net retail sales information is presented on a 52-week basis for comparability.

The following table shows earnings before interest and taxes excluding the LIFO (last-in, first-out) credit of $30 million in 2001, $29 million in 2000, and $30 million in 1999:

(dollars in millions)	**2001**	2000	1999
Operating earnings	**$1,463**	$1,718	$1,780
Percent of revenues	**10.3%**	11.8%	12.8%

Our 439 quality department stores are operated by eight regional department store companies across the United States under 11 long-standing and widely recognized trade names. Each department store company holds a leading market position in its region. Our Bridal Group operates 150 David's Bridal stores, 240 After Hours stores, and 10 Priscilla of Boston stores.

The table below summarizes net retail sales, sales per square foot, gross retail square footage, and the number of stores for each department store company and the Bridal Group:

	Net Retail Sales in Millions of Dollars[1]		Sales per Square Foot[1]		Gross Retail Square Footage in Thousands		Number of Stores			
Store Company: Headquarters	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	New	Closed	2000
Lord & Taylor: New York City	**$ 2,024**	$ 2,175	**$193**	$214	**10,981**	10,601	**84**	5	3	82
Hecht's, Strawbridge's: Washington, D.C.	**2,527**	2,498	**190**	203	**13,993**	12,583	**80**	7	–	73
Foley's: Houston	**2,159**	2,204	**179**	201	**12,623**	11,572	**65**	7	2	60
Robinsons-May: Los Angeles	**2,119**	2,168	**213**	217	**10,471**	10,210	**56**	1	–	55
Filene's: Boston	**1,771**	1,788	**249**	253	**7,294**	7,222	**44**	–	–	44
Kaufmann's: Pittsburgh	**1,549**	1,598	**180**	191	**8,965**	8,721	**52**	1	–	51
Famous-Barr, L.S. Ayres, The Jones Store: St. Louis	**1,243**	1,296	**164**	174	**7,920**	7,630	**43**	1	–	42
Meier & Frank: Portland, Ore.	**502**	541	**170**	170	**3,038**	3,487	**15**	–	5	20
Total Department Stores	**$13,894**	$14,268	**$193**	$205	**75,285**	72,026	**439**	22	10	427
Bridal Group: Philadelphia[2]	**321**	104	**216**	205[3]	**1,930**	1,322	**400**	278	1	123
The May Department Stores Company	**$14,215**	$14,372	**$193**	$205	**77,215**	73,348	**839**	300	11	550

[1] Fiscal 2000 net retail sales and sales per square foot are shown on a 52-week basis for comparability.

[2] Results of David's Bridal and After Hours included since acquisition date.

[3] David's Bridal annualized sales per square foot.

Net retail sales include lease department sales but exclude sales from closed and non-replaced stores.

Sales per square foot are calculated from net retail sales plus finance charge revenues and average gross retail square footage.

Gross retail square footage and number of stores represent locations open at the end of the period presented.

Net retail sales
(in millions)



Net earnings
(in millions)



Earnings per share



Sales per square foot



Return on equity



Return on net assets



Dividend rate at year-end
(per common share)



Common stock closing price and price range



Net Retail Sales Net retail sales include lease department sales but exclude sales from closed and non-replaced stores and finance charge revenues. Store-for-store sales represent sales of those stores open during both years. Lease department sales are integral to our operations and are used in our evaluation of operating performance. Net retail sales differ from generally accepted accounting principles due to the inclusion of lease department sales and the exclusion of sales from closed and non-replaced stores. Consequently, net retail sales may not be comparable to sales reported by other retailers and are not an alternative to revenues.

Net retail sales increases (decreases) for 2001 and 2000 were:

	2001		2000	
Quarter	Total	Store-for-Store	Total	Store-for-Store
First	**3.7 %**	**(1.1)%**	3.3%	0.0 %
Second	**1.6**	**(3.1)**	2.3	(0.6)
Third	**(3.6)**	**(6.1)**	4.7	(0.1)
Fourth	**(4.0)**	**(6.9)**	5.3	1.8
Year	**(1.1)%**	**(4.6)%**	4.1%	0.5 %

The total net retail sales decrease for 2001 was due to a $668 million decrease in store-for-store sales, offset by $511 million of new-store sales, which included David's Bridal. The total net retail sales increase for 2000 was due to $537 million of new-store sales, including David's Bridal, and a $63 million increase in store-for-store sales.

Revenues Revenues include sales from all stores operating during the period, finance charge revenues, and lease department income. Finance charge revenues were $292 million, $301 million, and $304 million in 2001, 2000, and 1999, respectively. The fluctuation in revenues is due primarily to the change in net retail sales discussed above.

Cost of Sales Cost of sales includes cost of merchandise sold and buying and occupancy costs. The impact of LIFO on cost of sales and the related percent of revenues were:

	2001		2000		1999	
(dollars in millions)	$	%	$	%	$	%
Cost of sales	**$9,770**	**68.9%**	$9,929	68.4%	$9,370	67.6%
LIFO credit	**30**	**0.2**	29	0.2	30	0.2
Cost of sales before LIFO credit	**$9,800**	**69.1%**	$9,958	68.6%	$9,400	67.8%

Before the LIFO credit, cost of sales as a percent of revenues increased by 0.5% in 2001 compared with 2000 due to an 0.8% increase related to buying and occupancy costs growing as revenues declined, partially offset by a 0.1% increase in the merchandise gross margin rate due to lower markdowns and a 0.2% decrease due to the addition of David's Bridal. Before the LIFO credit, cost of sales as a percent of revenues increased in 2000 compared with 1999 by 0.8% as a result of a 0.7% decrease in the merchandise gross margin rate primarily due to a $63 million charge to clear excess spring and summer merchandise and a 0.2% increase in buying and occupancy costs, partially offset by a 0.1% decrease due to the addition of David's Bridal.

Selling, General, and Administrative Expenses Selling, general, and administrative expenses and the related percent of revenues were:

	2001		2000		1999	
(dollars in millions)	$	%	$	%	$	%
Selling, general, and administrative	**$2,912**	**20.5%**	$2,835	19.5%	$2,686	19.4%

As a percent of revenues, selling, general, and administrative expenses for 2001 increased by 1.0% compared with 2000 primarily due to a 0.4% increase in department store payroll, a 0.3% increase in employee benefit expenses, and a 0.3% increase due to the addition of David's Bridal. As a percent of revenues, selling, general, and administrative expenses for 2000 increased by 0.1% compared with 1999 primarily due to a 0.3% increase in department store payroll and a 0.1% increase due to the addition of David's Bridal, offset by a 0.3% decrease in employee benefit expenses.

Selling, general, and administrative expenses included advertising and sales promotion costs of $590 million, $572 million, and $540 million in 2001, 2000, and 1999, respectively. As a percent of revenues, advertising and sales promotion costs were 4.2% in 2001 and 3.9% in 2000 and 1999, of which 0.1% of the 2001 increase was due to the addition of David's Bridal.

Interest Expense Interest expense components were:

(dollars in millions)	**2001**	2000	1999
Interest expense	**$378**	$373	$315
Interest income	**(7)**	(11)	(12)
Capitalized interest	**(22)**	(17)	(16)
Interest expense, net	**$349**	$345	$287
Percent of revenues	**2.5%**	2.4%	2.0%

Interest expense principally relates to long-term debt. The interest expense change between years was primarily due to the amount and timing of long-term debt issuances and repayments. We issued $250 million and $1.1 billion in new long-term debt in 2001 and 2000, respectively. We did not issue any long-term debt in 1999.

Income Taxes The effective income tax rate for 2001 was 38.3%, compared with 38.8% in 2000 and 39.1% in 1999. The rate reduction was a result of implementing corporate structure changes and changes in tax regulations, which have a favorable impact on our effective tax rate.

Extraordinary Item During the third quarter of 2001, we recorded an after-tax extraordinary loss of $3 million ($5 million pretax), or $0.01 per share, due to the call of $100 million of 9.875% debentures due in 2021. The debentures were called effective October 9, 2001.

Impact of Inflation Inflation did not have a material impact on our 2001 sales and earnings. We value inventory principally on a LIFO basis, and as a result the current cost of merchandise is reflected in current operating results.

REVIEW OF FINANCIAL CONDITION

We continue to meet our objective of generating top quartile shareowner returns in the retail industry while maintaining access to capital at reasonable costs.

Return on Equity Return on equity is our principal measure for evaluating our performance for shareowners and our ability to invest shareowners' funds profitably. Our objective is performance that places our return on equity in the top quartile of the retail industry. Return on beginning equity was 18.3% in 2001, compared with 21.0% in 2000 and 24.1% in 1999.

Return on Net Assets Return on net assets measures performance independent of capital structure. Return on net assets is pretax earnings before net interest expense and the interest component of operating leases, divided by beginning-of-year net assets (including present value of operating leases). Return on net assets was 15.5% in 2001, compared with 19.5% in 2000 and 20.7% in 1999.

Cash Flows Cash flows from operations was $1.6 billion in 2001. This compares with $1.3 billion in 2000 and $1.5 billion in 1999. The increase in cash flows from operations in 2001 was principally related to lower customer accounts receivable and merchandise inventories.

Sources (uses) of cash flows were:

(dollars in millions)	**2001**	2000	1999
Net earnings [1]	**$ 703**	$ 858	$ 927
Depreciation and amortization	**559**	511	469
Working capital (increases) decreases	**339**	(71)	14
Other operating activities	**43**	48	120
Cash flows from operations	**1,644**	1,346	1,530
Net capital expenditures	**(756)**	(550)	(678)
Business combinations	**(425)**	(420)	(40)
Cash flows used for investing activities	**(1,181)**	(970)	(718)
Net long-term debt issuances (repayments)	**72**	835	(135)
Net short-term debt issuances	**78**	–	–
Net purchases of common stock [2]	**(420)**	(792)	(434)
Dividend payments	**(297)**	(304)	(314)
Cash flows used for financing activities	**(567)**	(261)	(883)
Increase (decrease) in cash and cash equivalents	**$ (104)**	$ 115	$ (71)

[1] After extraordinary loss of $3 million in 2001.

[2] Includes common stock repurchase programs authorized by our board of directors as described on page 20.

See "Consolidated Statements of Cash Flows" on page 27.

Capital Expenditures Capital expenditures are primarily related to new stores, remodels, and expansions. Our strong financial condition enables us to make capital expenditures to enhance growth and improve operations. The operating measures we emphasize when we invest in new stores and remodel or expand existing stores include return on net assets, internal rate of return, and sales per square foot.

In April 2001, we completed the purchase of 15 former Wards and Bradlees stores, which are included in capital expenditures in the above cash flows table. Eight of the 15 stores are planned as new stores, and the other stores generally will provide expansion in existing malls, with most locations opening in 2002.

Business Combinations In the fourth quarter of 2001, we acquired After Hours and substantially all of the assets of Priscilla of Boston for an aggregate cost of $121 million, which included $67 million of outstanding debt repaid at closing. In March 2001, we purchased nine department store locations from Saks Incorporated. The cash purchase price included approximately $237 million for the stores and approximately $67 million for merchandise inventories and accounts receivable. In August 2000, David's Bridal joined May. The cost of this transaction was approximately $420 million. In December 1999, we completed the merger of Zions Co-operative Mercantile Institution (ZCMI) stores. We issued 1.6 million shares of May common stock valued at $50 million to ZCMI shareholders and assumed $73 million of debt, of which $40 million was repaid at closing. These business combinations have been accounted for as purchases and did not have a material effect on our results of operations or financial position.

Liquidity, Available Credit, and Debt Ratings We finance our activities primarily with cash flows from operations, borrowings under credit facilities, and issuances of long-term debt. We have $1.0 billion of credit under unsecured revolving facilities consisting of a $700 million five-year credit agreement expiring July 31, 2006, and a $300 million 364-day credit agreement expiring July 30, 2002. These credit agreements support our commercial paper borrowings. As of February 2, 2002, there was $78 million of commercial paper outstanding. Financial covenants under the credit agreements include a minimum fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. We also maintain a $30 million credit facility with minority-owned banks. In addition we have filed shelf registration statements with the Securities and Exchange Commission that enable us to issue up to $525 million of debt securities.

Annual maturities of long-term debt, including sinking fund requirements, are $255 million, $153 million, $253 million, $167 million, and $145 million for 2002 through 2006. Interest payments on long-term debt are typically paid on a semi-annual basis.

Our bonds are rated A1 by Moody's Investors Service, Inc. and A+ by Standard & Poor's Corporation. Our commercial paper is rated P1 by Moody's and A1 by Standard & Poor's. Our senior unsecured bank credit agreement is rated A1 by Moody's.

Off-balance-sheet Financing We do not sell or securitize customer accounts receivable. We have not entered into off-balance-sheet financing or other arrangements with any special-purpose entity. Our existing operating leases do not contain any significant termination payments if lease options are not exercised. The present value of operating leases (minimum rents) was $473 million as of February 2, 2002.

Financial Ratios Our debt-to-capitalization and fixed-charge coverage ratios are consistent with our capital structure objective. Our capital structure provides us with substantial financial and operational flexibility.

The debt-to-capitalization ratios were 51%, 50%, and 44% for 2001, 2000, and 1999, respectively. The ratio increased in 2000 due to long-term borrowings of $1.1 billion and the repurchase of $789 million of our common stock. For purposes of the debt-to-capitalization ratio, we define total debt as short-term and long-term debt (including the Employee Stock Ownership Plan [ESOP] debt reduced by unearned compensation) and the capitalized value of all leases, including operating leases.

We define capitalization as total debt, noncurrent deferred taxes, ESOP preference shares, and shareowners' equity. See "Profit Sharing" on page 30 for discussion of the ESOP.

The fixed-charge coverage ratios were 3.4x in 2001, 4.0x in 2000, and 4.8x in 1999. The ratio declined in 2001 due to lower operating earnings and higher interest expense compared with 2000. We define fixed charges as gross interest expense, interest expense on the ESOP debt, total rent expense, and the pretax equivalent of dividends on redeemable preferred stock.

Common Stock Repurchases Since 1996, our board of directors has authorized and we have repurchased almost $3.0 billion in common stock totaling 91.4 million shares.

Common Stock Dividends and Market Prices Our dividend policy is based on earnings growth and capital investment requirements. We increased the annual dividend by $0.01 to $0.95 per share effective with the March 2002 dividend. This is our 27th consecutive annual dividend increase. We have paid consecutive quarterly dividends since 1911.

The quarterly price ranges of the common stock and dividends per share in 2001 and 2000 were:

	2001			2000		
	Market Price		Dividends	Market Price		Dividends
Quarter	High	Low	per Share	High	Low	per Share
First	**$41.25**	**$33.85**	**$0.2350**	$32.13	$23.75	$0.2325
Second	**37.29**	**30.61**	**0.2350**	31.13	23.25	0.2325
Third	**34.90**	**27.00**	**0.2350**	25.50	19.19	0.2325
Fourth	**38.86**	**33.17**	**0.2350**	39.50	22.94	0.2325
Year	**$41.25**	**$27.00**	**$0.9400**	$39.50	$19.19	$0.9300

The approximate number of common shareowners as of March 1, 2002, was 41,000.

Critical Accounting Policies In 2001, approximately 39% of our net retail sales were made under our department store credit programs, which resulted in customer accounts receivable balances of approximately $1.9 billion at February 2, 2002. We have significant experience in managing our credit programs. The allowance for uncollectible accounts is based upon a number of factors including account write-off trends, account aging information, and year-end balances. We do not expect actual results to vary significantly from our estimate.

We use the retail inventory method. Under this method, we record markdowns to value merchandise inventories at net realizable value. We closely monitor actual and forecasted sales trends, current inventory levels, and aging information by merchandise categories. If forecasted sales are not achieved, additional markdowns may be needed in future periods to clear excess or slow-moving merchandise, which may result in lower gross margins.

When a store experiences unfavorable operating performance, we evaluate whether an impairment charge should be recorded. A store's assets are evaluated for impairment by comparing its estimated undiscounted cash flows to its carrying value. If the cash flows are not sufficient to recover the carrying value, the assets are written down to fair value. Impairment losses associated with these reviews have not been significant. However, if store-for-store sales declines and general negative economic trends continue, future impairment losses may be significant.

Impact of New Accounting Pronouncements In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and specifies criteria for recognizing intangible assets separate from goodwill. This statement applies to all business combinations after June 30, 2001.

Under SFAS No. 142, goodwill and intangible assets that have indefinite lives will no longer be amortized but will be tested for impairment annually or more frequently if circumstances indicate potential impairment. Other intangible assets will continue to be amortized over their estimated useful lives. SFAS No. 142 is effective for fiscal 2002, which began on February 3, 2002. Adoption of this standard in fiscal 2002 is not expected to result in a goodwill impairment charge.

For the 52-week period ended February 2, 2002, the pro forma effect of adopting SFAS No. 142 eliminates $42 million of goodwill amortization included in selling, general, and administrative expenses, increasing net earnings by $37 million, or $0.11 per share. The fiscal 2001 pro forma effective income tax rate would have been 37.4% due to the elimination of non-tax-deductible goodwill amortization.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment and disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." We adopted this statement in 2001, and it did not affect our annual operating results or financial position.

Quantitative and Qualitative Disclosures About Market Risk Our exposure to market risk primarily arises from changes in interest rates on short-term debt. Short-term debt has generally been used to finance seasonal working capital needs resulting in minimal exposure to interest rate fluctuations. Long-term debt is at fixed interest rates. Our merchandise purchases are denominated in United States dollars. Operating expenses of our international buying offices located outside the United States are generally paid in local currency and are not material. During fiscal 2001, 2000, and 1999, we did not enter into any derivative financial instruments.

Forward-looking Statements Management's Discussion and Analysis contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. While such statements reflect all available information and management's judgment and estimates of current and anticipated conditions and circumstances and are prepared with the assistance of specialists within and outside the company, there are many factors outside of our control that have an impact on our operations. Such factors include but are not limited to competitive changes, general and regional economic conditions, consumer preferences and spending patterns, availability of adequate locations for building or acquiring new stores, and our ability to hire and retain qualified associates. Because of these factors, actual performance could differ materially from that described in the forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in millions, except per share)	**2001**	2000	1999
Net retail sales	**$14,215**	$14,372	$13,810
Revenues	**$14,175**	$14,511	$13,866
Cost of sales	**9,770**	9,929	9,370
Selling, general, and administrative expenses	**2,912**	2,835	2,686
Interest expense, net	**349**	345	287
Earnings before income taxes	**1,144**	1,402	1,523
Provision for income taxes	**438**	544	596
Earnings before extraordinary loss	**706**	858	927
Extraordinary loss, net of tax	**(3)**	–	–
Net earnings	**$ 703**	$ 858	$ 927
Basic earnings per share:			
Earnings before extraordinary loss	**$ 2.32**	$ 2.74	$ 2.73
Extraordinary loss	**(.01)**	–	–
Net earnings	**$ 2.31**	$ 2.74	$ 2.73
Diluted earnings per share:			
Earnings before extraordinary loss	**$ 2.22**	$ 2.62	$ 2.60
Extraordinary loss	**(.01)**	–	–
Net earnings	**$ 2.21**	$ 2.62	$ 2.60

Fiscal 2000 was a 53-week year. Net retail sales for fiscal 2000 are shown on a 52-week basis for comparability.

Net retail sales for the 53 weeks ended February 3, 2001, were $14,511.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(dollars in millions, except per share)	February 2, 2002	February 3, 2001
Assets		
Current assets:		
Cash	$ 20	$ 17
Cash equivalents	32	139
Accounts receivable, net of allowance for uncollectible accounts of $90 and $76	1,938	2,081
Merchandise inventories	2,875	2,938
Other current assets	60	95
Total current assets	4,925	5,270
Property and equipment:		
Land	339	329
Buildings and improvements	4,536	4,090
Furniture, fixtures, equipment, and other	4,062	3,689
Property under capital leases	59	59
Total property and equipment	8,996	8,167
Accumulated depreciation	(3,732)	(3,268)
Property and equipment, net	5,264	4,899
Goodwill and other intangibles, net of accumulated amortization of $311 and $263	1,612	1,312
Other assets	119	93
Total assets	$11,920	$11,574
Liabilities and shareowners' equity		
Current liabilities:		
Short-term debt	$ 78	$ –
Current maturities of long-term debt	255	85
Accounts payable	1,023	965
Accrued expenses	910	871
Income taxes payable	272	293
Total current liabilities	2,538	2,214
Long-term debt	4,403	4,534
Deferred income taxes	696	586
Other liabilities	360	335
ESOP preference shares	286	299
Unearned compensation	(204)	(249)
Shareowners' equity:		
Common stock	144	149
Additional paid-in capital	–	–
Retained earnings	3,709	3,706
Accumulated other comprehensive loss	(12)	–
Total shareowners' equity	3,841	3,855
Total liabilities and shareowners' equity	$11,920	$11,574

Common stock has a par value of $0.50 per share; 1 billion shares are authorized; and 470.5 million shares were issued. At February 2, 2002, 287.2 million shares were outstanding, and 183.3 million shares were held in treasury. At February 3, 2001, 298.2 million shares were outstanding, and 172.3 million shares were held in treasury.

ESOP preference shares have a par value of $0.50 per share and a stated value of $507 per share; 800,000 shares are authorized. At February 2, 2002, 564,047 shares (convertible into 19.1 million shares of common stock) were issued and outstanding. At February 3, 2001, 589,962 shares (convertible into 19.9 million shares of common stock) were issued and outstanding.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)	**2001**	2000	1999
Operating activities			
Net earnings	**$ 703**	$ 858	$ 927
Adjustments for noncash items included in earnings:			
Depreciation and other amortization	**511**	476	440
Goodwill and other intangible amortization	**48**	35	29
Deferred income taxes	**63**	59	75
Working capital changes:			
Accounts receivable, net	**180**	97	13
Merchandise inventories	**103**	(77)	(137)
Other current assets	**34**	(9)	(22)
Accounts payable	**51**	(77)	57
Accrued expenses	**(10)**	(70)	57
Income taxes payable	**(19)**	65	46
Other assets and liabilities, net	**(20)**	(11)	45
Cash flows from operations	**1,644**	1,346	1,530
Investing activities			
Capital expenditures	**(797)**	(598)	(703)
Proceeds from dispositions of property and equipment	**41**	48	25
Business combinations	**(425)**	(420)	(40)
Cash flows used for investing activities	**(1,181)**	(970)	(718)
Financing activities			
Issuances of long-term debt	**250**	1,076	–
Repayments of long-term debt	**(178)**	(241)	(135)
Net issuances of short-term debt	**78**	–	–
Purchases of common stock	**(474)**	(828)	(468)
Issuances of common stock	**54**	36	34
Dividend payments	**(297)**	(304)	(314)
Cash flows used for financing activities	**(567)**	(261)	(883)
Increase (decrease) in cash and cash equivalents	**(104)**	115	(71)
Cash and cash equivalents, beginning of year	**156**	41	112
Cash and cash equivalents, end of year	**$ 52**	$ 156	$ 41
Cash paid during the year:			
Interest expense	**$ 339**	$ 376	$ 307
Income taxes	**369**	414	463

See "Business Combinations" in Notes to Consolidated Financial Statements for a description of noncash transactions.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

(dollars in millions, shares in thousands)	Outstanding Common Stock Shares	$	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareowners' Equity
Balance at January 30, 1999	334,664	$167	$ –	$3,669	$ –	$3,836
Net earnings	–	–	–	927	–	927
Dividends paid:						
Common stock ($0.89 per share)	–	–	–	(295)	–	(295)
ESOP preference shares, net of tax benefit	–	–	–	(19)	–	(19)
Common stock issued	3,678	2	94	–	–	96
Common stock purchased	(12,877)	(6)	(94)	(368)	–	(468)
Balance at January 29, 2000	325,465	163	–	3,914	–	4,077
Net earnings	–	–	–	858	–	858
Dividends paid:						
Common stock ($0.93 per share)	–	–	–	(286)	–	(286)
ESOP preference shares, net of tax benefit	–	–	–	(18)	–	(18)
Common stock issued	2,350	1	51	–	–	52
Common stock purchased	(29,645)	(15)	(51)	(762)	–	(828)
Balance at February 3, 2001	**298,170**	**149**	–	**3,706**	–	**3,855**
Net earnings	–	–	–	**703**	–	**703**
Minimum pension liability, net	–	–	–	–	**(12)**	**(12)**
Comprehensive income	–	–	–	–	–	**691**
Dividends paid:						
Common stock ($0.94 per share)	–	–	–	**(278)**	–	**(278)**
ESOP preference shares, net of tax benefit	–	–	–	**(19)**	–	**(19)**
Common stock issued	**3,038**	**2**	**64**	–	–	**66**
Common stock purchased	**(14,035)**	**(7)**	**(64)**	**(403)**	–	**(474)**
Balance at February 2, 2002	**287,173**	**$144**	**$ –**	**$3,709**	**$(12)**	**$3,841**

(shares in thousands)	Treasury Shares 2001	2000	1999
Balance, beginning of year	**172,285**	144,990	135,791
Common stock issued:			
Exercise of stock options	**(1,588)**	(569)	(673)
Deferred compensation plan	**(231)**	(221)	(224)
Restricted stock grants, net of forfeitures	**(337)**	(158)	(372)
Conversion of ESOP preference shares	**(876)**	(1,089)	(781)
Contribution to profit sharing plan	**(6)**	(313)	–
Business combination	–	–	(1,628)
	(3,038)	(2,350)	(3,678)
Common stock purchased	**14,035**	29,645	12,877
Balance, end of year	**183,282**	172,285	144,990

Outstanding common stock excludes shares held in treasury.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year The company's fiscal year ends on the Saturday closest to January 31. Fiscal years 2001, 2000, and 1999 ended on February 2, 2002, February 3, 2001, and January 29, 2000, respectively. Fiscal years 2001 and 1999 included 52 weeks. Fiscal year 2000 included 53 weeks. The additional week did not materially affect 2000 earnings. References to years in this annual report relate to fiscal years or year-ends rather than calendar years.

Basis of Reporting The consolidated financial statements include the accounts of The May Department Stores Company, a Delaware corporation, and all wholly-owned subsidiaries (May or the company). The company's 439 quality department stores are operated by eight regional department store companies across the United States under 11 long-standing and widely recognized trade names. The Bridal Group operates 150 David's Bridal stores, 240 After Hours Formalwear (After Hours) stores, and 10 Priscilla of Boston stores. The company aggregates its eight department store companies into a single reportable segment because they have similar economic and operating characteristics.

Use of Estimates Management makes estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Revenues Revenues include sales from all stores operating during the period, finance charge revenues, and lease department income. Merchandise sales are recognized at the time the sale is made to the customer, are net of estimated returns and promotional coupons, and exclude sales tax. Finance charge revenues are recognized in accordance with the contractual provisions of customer credit agreements. Finance charge revenues were $292 million, $301 million, and $304 million in 2001, 2000, and 1999, respectively. Lease department income is recognized based on a percentage of lease department sales, net of estimated returns.

Net Retail Sales Net retail sales include lease department sales but exclude sales from closed and non-replaced stores and finance charge revenues. Sales are net of returns and promotional coupons and exclude sales tax. Store-for-store sales represent sales of those stores open during both years. Lease department sales are integral to our operations and are used in our evaluation of operating performance. Net retail sales differ from generally accepted accounting principles due to the inclusion of lease department sales and the exclusion of sales from closed and non-replaced stores. Consequently, net retail sales may not be comparable to sales reported by other retailers and are not an alternative to revenues.

Cost of Sales Cost of sales includes the cost of merchandise sold and buying and occupancy costs.

Preopening Expenses Preopening expenses of new stores are expensed as incurred.

Advertising Costs Advertising and sales promotion costs are expensed at the time the advertising takes place. These costs are net of cooperative advertising reimbursements and are included in selling, general, and administrative expenses. These costs were $590 million, $572 million, and $540 million in 2001, 2000, and 1999, respectively.

Income Taxes Income taxes are accounted for by the liability method. The liability method applies statutory tax rates in effect at the date of the balance sheet to differences between the book basis and the tax basis of assets and liabilities.

Earnings per Share References to earnings per share relate to diluted earnings per share.

Stock-based Compensation The company accounts for stock-based compensation by applying Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Cash Equivalents Cash equivalents consist primarily of commercial paper with maturities of less than three months. Cash equivalents are stated at cost, which approximates fair value.

Merchandise Inventories Merchandise inventories are principally valued at the lower of LIFO (last-in, first-out) cost basis or market using the retail method. Merchandise inventories on a FIFO (first-in, first-out) cost basis approximate LIFO.

Property and Equipment Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. Properties under capital leases and leasehold improvements are amortized over the shorter of their useful lives or related lease terms. Software development costs are capitalized and amortized over the expected useful life. Capitalized interest was $22 million, $17 million, and $16 million in 2001, 2000, and 1999, respectively. The estimated useful life for each major class of long-lived asset is as follows:

Buildings and improvements:	
Buildings and improvements	10-50 years
Leasehold interests	5-30 years
Furniture, fixtures, equipment, and other:	
Furniture, fixtures, and equipment	3-15 years
Software development costs	2-7 years
Rental formalwear	2-4 years
Property under capital leases	16-50 years

Goodwill and Other Intangibles Goodwill represents the excess of cost over the fair value of net tangible and separately recognized intangible assets acquired at the dates of acquisition. Substantially all amounts are amortized using the straight-line method over a 40-year period. Other intangibles include trade names and customer lists and are amortized using the straight-line method over a period of up to 40 years.

Impairment of Long-lived Assets Long-lived assets and certain identifiable intangibles are reviewed when events or circumstances indicate that the net book value may not be recoverable. The estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. Impairment losses resulting from these reviews have not been significant.

Financial Derivatives The company uses derivative financial instruments only to reduce risk in specific business transactions. The company periodically purchases forward contracts on firm commitments to minimize the risk of foreign currency fluctuations. The company did not enter into any derivative financial instruments in 2001, 2000, or 1999.

Impact of New Accounting Pronouncements In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and specifies criteria for recognizing intangible assets separate from goodwill. This statement applies to all business combinations after June 30, 2001.

Under SFAS No. 142, goodwill and intangible assets that have indefinite lives will no longer be amortized but will be tested for impairment annually or more frequently if circumstances indicate potential impairment. Other intangible assets will continue to be amortized over their estimated useful lives. SFAS No. 142 is effective for fiscal 2002, which began on February 3, 2002. Adoption of this standard in fiscal 2002 is not expected to result in a goodwill impairment charge.

For the 52-week period ended February 2, 2002, the pro forma effect of adopting SFAS No. 142 eliminates $42 million of goodwill amortization included in selling, general, and administrative expenses, increasing net earnings by $37 million, or $0.11 per share. The fiscal 2001 pro forma effective tax rate would have been 37.4% due to the elimination of non-tax-deductible goodwill amortization.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment and disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The company adopted this statement in 2001, and it did not affect the company's annual operating results or financial position.

Reclassifications Certain prior-year amounts have been reclassified to conform with the current-year presentation.

QUARTERLY RESULTS (UNAUDITED)

Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results for the last two years were:

(dollars in millions, except per share)	First	Second	Third	Fourth	**2001** Year
Revenues	**$3,153**	**$3,173**	**$3,202**	**$4,647**	**$14,175**
Cost of sales	**2,202**	**2,183**	**2,319**	**3,066**	**9,770**
Selling, general, and administrative expenses	**688**	**718**	**707**	**799**	**2,912**
Pretax earnings	**177**	**183**	**89**	**695**	**1,144**
Net earnings[1]	**109**	**111**	**55**	**431**	**706**
Earnings per share:[1]					
Basic	**$ 0.35**	**$ 0.36**	**$ 0.17**	**$ 1.44**	**$ 2.32**
Diluted	**0.34**	**0.35**	**0.17**	**1.36**	**2.22**

[1] Before after-tax extraordinary loss of $3 million ($5 million pretax), or $0.01 per share, in the third quarter.

(dollars in millions, except per share)	First	Second	Third[1]	Fourth	2000 Year
Revenues	$3,050	$3,131	$3,326	$5,004	$14,511
Cost of sales	2,141	2,154	2,397	3,237	9,929
Selling, general, and administrative expenses	638	670	697	830	2,835
Pretax earnings	200	225	141	836	1,402
Net earnings	120	135	85	518	858
Earnings per share:					
Basic	$ 0.36	$ 0.42	$ 0.28	$ 1.68	$ 2.74
Diluted	0.35	0.41	0.27	1.59	2.62

[1] The 2000 third quarter results included $63 million of costs related to the clearance of excess spring and summer merchandise.

There are variables and uncertainties in the factors used to estimate the annual LIFO provision (credit) on an interim basis. If the final variables and factors had been known at the beginning of the year, the pro forma earnings (loss) per share impact of LIFO would have been:

	2001		2000	
Quarter	Pro Forma	As Reported	Pro Forma	As Reported
First	**$0.01**	**$(0.02)**	$0.01	$(0.01)
Second	**0.01**	**(0.02)**	0.01	(0.01)
Third	**0.02**	**(0.01)**	0.01	(0.01)
Fourth	**0.02**	**0.11**	0.02	0.08
Year	**$0.06**	**$ 0.06**	$0.05	$ 0.05

PROFIT SHARING

The company has a qualified profit sharing plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The plan is a defined-contribution program that provides for discretionary matching allocations at a variable matching rate generally based upon changes in the company's annual earnings per share, as defined in the plan. The plan's matching allocation value totaled $33 million for 2001, an effective match rate of 56%. The matching allocation values were $52 million in 2000 and $54 million in 1999.

The plan includes an Employee Stock Ownership Plan (ESOP) under which the plan borrowed $400 million in 1989, guaranteed by the company, at an average rate of 8.5%. The proceeds were used to purchase $400 million (788,955 shares) of convertible preference stock of the company (ESOP preference shares). Each share is convertible into 33.787 shares of common stock and has a stated value of $15.01 per common share equivalent. The annual dividend rate on the ESOP preference shares is 7.5%.

The $204 million outstanding portion of the guaranteed ESOP debt is reflected on the consolidated balance sheet as long-term debt because the company will fund the required debt service through 2004. The company's contributions to the ESOP and the dividends on the ESOP preference shares are used to repay the loan principal and interest. Interest expense associated with the ESOP debt was $18 million in 2001, $22 million in 2000, and $25 million in 1999. ESOP preference shares' dividends were $22 million in 2001, $23 million in 2000, and $24 million in 1999.

The release of ESOP preference shares is based upon debt-service payments. Upon release, the shares are allocated to participating associates' accounts. Unearned compensation, initially an equal offsetting amount to the $400 million guaranteed ESOP debt, has been adjusted for the difference between the expense related to the ESOP and cash payments to the ESOP. It is reduced as principal is repaid.

The company's profit sharing expense was $47 million in 2001, $41 million in 2000, and $40 million in 1999.

At February 2, 2002, the plan beneficially owned 14.5 million shares of the company's common stock and 100% of the company's ESOP preference shares, representing 11.0% of the company's common stock.

David's Bridal and After Hours provide retirement benefits to associates who have worked three months or more and have attained age 21 through separate 401(k) plans (defined-contribution plans) that provide for discretionary company contributions.

PENSION AND OTHER POSTRETIREMENT BENEFITS

The company has a qualified defined-benefit plan that covers most associates who work 1,000 hours or more in a year and have attained age 21. The company also maintains two nonqualified, supplementary defined-benefit plans for certain associates. All plans are noncontributory and provide benefits based upon years of service and pay during employment.

Pension expense is based on information provided by an outside actuarial firm that uses assumptions to estimate the total benefits ultimately payable to associates and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually.

The components of net periodic benefit costs and actuarial assumptions for the benefit plans were:

(dollars in millions)	**2001**	2000	1999
Components of pension expense (all plans)			
Service cost	**$ 39**	$ 34	$ 39
Interest cost	**53**	51	45
Expected return on assets	**(42)**	(48)	(39)
Net amortization[1]	**12**	4	8
Total	**$ 62**	$ 41	$ 53

[1] Prior service cost and actuarial (gain) loss are amortized over the remaining service period.

(as of January 1)	**2002**	2001	2000
Actuarial assumptions			
Discount rate	**7.25%**	7.50%	8.00%
Expected return on plan assets	**7.50**	7.75	8.25
Salary increase	**4.00**	4.25	4.50

The accumulated benefit obligations (ABO), change in projected benefit obligations (PBO), change in net plan assets, and funded status of the benefit plans were:

	Qualified Plan		*Nonqualified Plans*	
(dollars in millions)	**2001**	2000	**2001**	2000
Change in PBO[1]				
PBO at beginning of year	**$592**	$542	**$ 147**	$ 129
Service cost	**35**	31	**4**	3
Interest cost	**42**	41	**11**	10
Actuarial loss[2]	**23**	52	**15**	12
Plan amendments	**2**	–	**1**	–
Benefits paid	**(56)**	(74)	**(8)**	(7)
PBO at end of year	**$638**	$592	**$ 170**	$ 147
ABO at end of year[3]	**$570**	$536	**$ 147**	$ 121
Change in net plan assets				
Fair value of net plan assets at beginning of year	**$578**	$622	**$ –**	$ –
Actual return on plan assets	**(16)**	4	**–**	–
Employer contribution	**43**	26	**–**	–
Benefits paid	**(56)**	(74)	**–**	–
Fair value of net plan assets at end of year	**$549**	$578	**$ –**	$ –
Funded status (PBO less plan assets)	**$ (89)**	$ (14)	**$(170)**	$(147)
Unrecognized net actuarial loss (gain)	**54**	(26)	**41**	28
Unrecognized prior service cost	**54**	59	**14**	14
Net prepaid (accrued) benefit cost	**$ 19**	$ 19	**$(115)**	$(105)
Plan assets in excess of (less than) ABO	**$ (21)**	$ 42	**$(147)**	$(121)
Amounts recognized in the balance sheets[4]				
Accrued benefit liability	**$ (21)**	$ –	**$(147)**	$(121)
Prepaid benefit cost	**–**	19	**–**	–
Intangible asset	**40**	–	**13**	16
Accumulated other comprehensive loss	**–**	–	**19**	–
Net amount recognized	**$ 19**	$ 19	**$(115)**	$(105)

[1] PBO is the actuarial present value of benefits attributed by the benefit formula to prior associate service; it takes into consideration future salary increases.

[2] Actuarial loss is the change in benefit obligations or plan assets resulting from changes in actuarial assumptions or from experience different than assumed.

[3] ABO is the actuarial present value of benefits attributed by the pension benefit formula to prior associate service based on current and past compensation levels.

[4] Accrued benefit liability is included in accrued expenses and other liabilities. Prepaid benefit costs and intangible pension assets are included in other assets. Accumulated other comprehensive loss, net of tax benefit, is included in equity.

The company also provides postretirement life and/or health benefits for certain associates. As of February 2, 2002, the company's estimated PBO (at a discount rate of 7.25%) for postretirement benefits was $52 million, of which $49 million was accrued in other liabilities. As of February 3, 2001, the company's estimated PBO (at a discount rate of 7.50%) for postretirement benefits was $51 million, of which $49 million was accrued in other liabilities. An unrecognized net loss of less than 10% of PBO need not be amortized. The postretirement plan is unfunded. The postretirement benefit expense was $4 million in 2001, 2000, and 1999.

The estimated future obligations for postretirement medical benefits are based upon assumed annual healthcare cost increases of 11% for 2002, decreasing by 1% annually to 5% for 2008 and future years. A 1% increase or decrease in the assumed annual healthcare cost increases would increase or decrease the present value of estimated future obligations for postretirement benefits by approximately $2 million.

Another important element in the retirement programs is the Social Security system, into which the company paid $180 million in 2001 as its matching contribution to the $180 million paid in by associates.

TAXES

The provision for income taxes and the related percent of pretax earnings for the last three years were:

(dollars in millions)	**2001**		2000		1999	
	$	%	$	%	$	%
Federal	**$317**		$412		$440	
State and local	**58**		73		81	
Current taxes	**375**	**32.8%**	485	34.6%	521	34.2%
Federal	**54**		50		63	
State and local	**9**		9		12	
Deferred taxes	**63**	**5.5**	59	4.2	75	4.9
Total	**$438**	**38.3%**	$544	38.8%	$596	39.1%

The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years follows:

(percent of pretax earnings)	**2001**	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes	**5.9**	5.8	6.1
Federal tax benefit of state and local income taxes	**(2.1)**	(2.0)	(2.2)
Other, net	**(0.5)**	–	0.2
Effective income tax rate	**38.3%**	38.8%	39.1%

Major components of deferred tax assets (liabilities) were:

(dollars in millions)	**2001**	2000
Accrued expenses and reserves	**$ 140**	$ 123
Deferred and other compensation	**151**	150
Merchandise inventories	**(198)**	(164)
Depreciation and amortization and basis differences	**(692)**	(570)
Other deferred income tax liabilities, net	**(92)**	(79)
Net deferred income taxes	**(691)**	(540)
Less: Net current deferred income tax assets	**5**	46
Noncurrent deferred income taxes	**$(696)**	$(586)

Net current deferred income tax assets are included in other current assets in the accompanying balance sheets.

EARNINGS PER SHARE

All ESOP preference shares were issued in 1989 and earnings per share is computed in accordance with the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and Emerging Issues Task Force 89-12, "Earnings Per Share Issues Related to Convertible Preferred Stock Held by an Employee Stock Ownership Plan." For basic earnings per share purposes, the ESOP preference shares dividend, net of income tax benefit, is deducted from net earnings to arrive at net earnings available for common shareowners. Diluted earnings per share is computed by use of the "if converted" method, which assumes all ESOP preference shares were converted as of the beginning of the year. Net earnings are adjusted to add back the ESOP preference dividend deducted in computing basic earnings per share less the amount of additional ESOP contribution required to fund ESOP debt service in excess of the current common stock dividend attributable to the ESOP preference shares. The following tables reconcile net earnings before extraordinary loss and weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share before extraordinary loss for 2001, 2000, and 1999.

(in millions, except per share)			**2001**
	Net Earnings	Shares	Earnings per Share
Net earnings[1]	**$706**		
ESOP preference shares' dividends	**(19)**		
Basic earnings per share[1]	**$687**	**296.0**	**$2.32**
ESOP preference shares	**17**	**19.5**	
Assumed exercise of options (treasury stock method)	**–**	**2.1**	
Diluted earnings per share[1]	**$704**	**317.6**	**$2.22**

[1] Before after-tax extraordinary loss of $3 million ($5 million pretax), or $0.01 per share.

(in millions, except per share)			2000
	Net Earnings	Shares	Earnings per Share
Net earnings	$858		
ESOP preference shares' dividends	(18)		
Basic earnings per share	$840	306.4	$2.74
ESOP preference shares	17	20.5	
Assumed exercise of options (treasury stock method)	–	0.8	
Diluted earnings per share	$857	327.7	$2.62

(in millions, except per share)			1999
	Net Earnings	Shares	Earnings per Share
Net earnings	$927		
ESOP preference shares' dividends	(19)		
Basic earnings per share	$908	332.2	$2.73
ESOP preference shares	16	21.5	
Assumed exercise of options (treasury stock method)	–	1.9	
Diluted earnings per share	$924	355.6	$2.60

ACCOUNTS RECEIVABLE

Credit sales under department store credit programs as a percent of net retail sales were 39.1% in 2001. This compares with 40.3% in 2000 and 40.7% in 1999. An estimated 25 million customers hold credit cards under the company's various credit programs. Sales made through third-party credit cards totaled $5.1 billion in 2001, compared with $5.0 billion in 2000 and $4.6 billion in 1999.

Net accounts receivable consisted of:

(dollars in millions)	2001	2000
Customer accounts receivable	**$1,907**	$2,032
Other accounts receivable	**121**	125
Total accounts receivable	**2,028**	2,157
Allowance for uncollectible accounts	**(90)**	(76)
Accounts receivable, net	**$1,938**	$2,081

The fair value of customer accounts receivable approximates their carrying values at February 2, 2002, and February 3, 2001, due to the short-term nature of these accounts. We do not sell or securitize customer accounts receivables.

OTHER CURRENT ASSETS

In addition to net current deferred income tax assets, other current assets consisted of prepaid expenses and supply inventories of $55 million in 2001 and $49 million in 2000.

OTHER ASSETS

Other assets consisted of:

(dollars in millions)	2001	2000
Prepaid and intangible pension asset	**$ 53**	$35
Deferred debt expense	**43**	40
Other	**23**	18
Total	**$119**	$93

ACCRUED EXPENSES

Accrued expenses consisted of:

(dollars in millions)	2001	2000
Salaries, wages, and employee benefits	**$202**	$172
Insurance costs	**198**	184
Advertising and other operating expenses	**142**	148
Interest and rent expense	**140**	127
Sales, use, and other taxes	**105**	116
Construction costs	**59**	52
Other	**64**	72
Total	**$910**	$871

SHORT-TERM DEBT AND LINES OF CREDIT

Short-term debt for the last three years was:

(dollars in millions)	2001	2000	1999
Balance outstanding at year-end	**$ 78**	$ –	$ –
Average balance outstanding	**397**	242	67
Average interest rate:			
At year-end	**1.8%**	–	–
On average balance	**3.0%**	6.6%	5.7%
Maximum balance outstanding	**$1,090**	$667	$407

The average balance of short-term debt outstanding, primarily commercial paper, and the respective weighted average interest rates are based on the number of days such short-term debt was outstanding during the year. The maximum balance outstanding in 2001 consisted of $985 million of commercial paper and $105 million of short-term bank financing.

The company has $1.0 billion of credit under unsecured revolving facilities consisting of a $700 million five-year credit agreement expiring July 31, 2006, and a $300 million 364-day credit agreement expiring July 30, 2002. These credit agreements support the company's commercial paper borrowings. As of February 2, 2002, there was $78 million of commercial paper outstanding. Financial covenants under the credit agreements include a minimum fixed-charge coverage ratio and a maximum debt-to-capitalization ratio. The company also maintains a $30 million credit facility with minority-owned banks and during 2001 borrowed an additional $75 million under a short-term note agreement with a bank.

LONG-TERM DEBT

Long-term debt and capital lease obligations were:

(dollars in millions)	2001	2000
Unsecured notes and sinking-fund debentures due 2002–2036	**$4,561**	$4,470
Mortgage notes and bonds due 2002–2020	**47**	97
Capital lease obligations	**50**	52
Total debt	**4,658**	4,619
Less: Current maturities of long-term debt	**255**	85
Long-term debt	**$4,403**	$4,534

The weighted average interest rate of long-term debt was 8.1% at February 2, 2002, and 8.2% at February 3, 2001.

The annual maturities of long-term debt, including sinking fund requirements, are $255 million, $153 million, $253 million, $167 million, and $145 million for 2002 through 2006. Maturities of long-term debt are scheduled over the next 35 years, with the largest principal repayment in any single year being $280 million. Interest payments on long-term debt are typically paid on a semi-annual basis.

The net book value of property encumbered under long-term debt agreements was $93 million at February 2, 2002.

The fair value of long-term debt (excluding capital lease obligations) was approximately $5.1 billion and $4.8 billion at February 2, 2002, and February 3, 2001, respectively. The fair value was determined using borrowing rates for debt instruments with similar terms and maturities.

During the third quarter of 2001, the company recorded an after-tax extraordinary loss of $3 million ($5 million pretax), or $0.01 per share, due to the call of $100 million of 9.875% debentures due in 2021. These debentures were called effective October 9, 2001.

LEASE OBLIGATIONS

The company leases approximately 27% of its gross retail square footage. Rental expense for the company's operating leases consisted of:

(dollars in millions)	**2001**	2000	1999
Minimum rentals	**$80**	$63	$48
Contingent rentals based on sales	**15**	18	18
Real property rentals	**95**	81	66
Equipment rentals	**4**	4	3
Total	**$99**	$85	$69

Future minimum lease payments at February 2, 2002, were:

(dollars in millions)	Capital Leases	Operating Leases	Total
2002	$ 7	$ 89	$ 96
2003	7	83	90
2004	7	77	84
2005	7	70	77
2006	7	63	70
After 2006	69	298	367
Minimum lease payments	$104	$680	$784

The present value of minimum lease payments under capital leases was $50 million at February 2, 2002, of which $1 million was included in current liabilities. The present value of operating leases (minimum rents) was $473 million at February 2, 2002.

Property under capital leases was:

(dollars in millions)	**2001**	2000
Cost	**$59**	$59
Accumulated amortization	**(31)**	(29)
Total	**$28**	$30

OTHER LIABILITIES

In addition to accrued pension and postretirement costs, other liabilities consisted principally of deferred compensation liabilities of $164 million at February 2, 2002, and $165 million at February 3, 2001. Under the company's deferred compensation plan, eligible associates may elect to defer part of their compensation each year into cash and/or stock unit alternatives. The company issues shares to settle obligations with participants who defer in stock units and it maintains shares in treasury sufficient to settle all outstanding stock unit obligations.

LITIGATION

The company is involved in claims, proceedings, and litigation arising from the operation of its business. The company does not believe any such claim, proceeding, or litigation, either alone or in the aggregate, will have a material adverse effect on the company's financial position or results of operations.

BUSINESS COMBINATIONS

In the fourth quarter of 2001, May acquired After Hours and substantially all of the assets of Priscilla of Boston for an aggregate cost of $121 million, which included $67 million of outstanding debt repaid at closing. In March 2001, the company purchased nine department store locations from Saks Incorporated. The cash purchase price included approximately $237 million for the stores and approximately $67 million for merchandise inventories and accounts receivable.

In August 2000, David's Bridal joined the company. The cost of this transaction was approximately $420 million.

In December 1999, the company completed the merger of Zions Co-operative Mercantile Institution (ZCMI) stores. May issued 1.6 million shares of May common stock valued at $50 million to ZCMI shareholders and assumed $73 million of debt, of which $40 million was repaid at closing. The company repurchased a comparable number of shares in the open market as were issued to acquire ZCMI.

These business combinations have been accounted for as purchases and did not have a material effect on the results of operations or financial position.

STOCK OPTION AND STOCK-RELATED PLANS

Under the company's common stock option plans, options are granted at the market price on the date of grant. Options to purchase may extend for up to 10 years, may be exercised in installments only after stated intervals of time, and are conditional upon continued active employment with the company. The company's plans are accounted for as provided by APB Opinion No. 25, "Accounting for Stock Issued to Employees." For stock options, no compensation cost has been recognized because the option exercise price is fixed at the market price on the date of grant.

A combined summary of the stock option plans at the end of 2001, 2000, and 1999 and of the changes in outstanding shares within years is presented below:

(shares in thousands)		**2001**		2000		1999
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Beginning of year	**20,057**	**$33**	14,872	$37	11,764	$33
Granted	**4,688**	**36**	7,222	25	4,329	44
Exercised	**(1,588)**	**26**	(570)	24	(690)	25
Forfeited or expired	**(683)**	**35**	(1,467)	34	(531)	42
End of year	**22,474**	**$34**	20,057	$33	14,872	$37
Exercisable at end of year	**11,049**	**$34**	8,377	$34	5,904	$30
Shares available for grants	**10,457**		14,463		4,218	
Fair value of options granted		**$11**		$ 8		$14

The following table summarizes information about stock options outstanding at February 2, 2002:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding *(in thousands)*	Average Remaining Contractual Life	Average Exercise Price	Number Exercisable *(in thousands)*	Average Exercise Price
$16-24	936	3	$22	834	$22
25-34	9,985	7	28	5,584	29
35-45	11,553	8	41	4,631	43
	22,474	7	$34	11,049	$34

Under the 1994 Stock Incentive Plan, the company is authorized to grant up to 3.4 million shares of restricted stock to management associates with or without performance restrictions. No monetary consideration is paid by associates who receive restricted stock. All restrictions lapse over periods of up to 10 years. In 2001 and 2000, the company granted 419,392 and 235,150 shares of restricted stock, respectively. The aggregate outstanding shares of restricted stock as of February 2, 2002, and February 3, 2001, were 1,058,425 and 925,483, respectively. For restricted stock grants, compensation expense is based upon the grant date market price; it is recorded over the lapsing period. For performance-based restricted stock, compensation expense is recorded over the performance period and is based on estimates of performance levels.

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair-value method of accounting for employee stock options or similar equity instruments. The company used the Black-Scholes option pricing model to estimate the grant date fair value of its 1995 and later option grants. The fair value is recognized over the option vesting period, which is typically four years. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the company's net earnings before extraordinary loss and net earnings per share before extraordinary loss would have been:

(dollars in millions, except per share)	**2001**	2000	1999
Net earnings:			
As reported	**$ 706**	$ 858	$ 927
Pro forma	**680**	835	903
Basic earnings per share:			
As reported	**$2.32**	$2.74	$2.73
Pro forma	**2.24**	2.67	2.66
Diluted earnings per share:			
As reported	**$2.22**	$2.62	$2.60
Pro forma	**2.15**	2.55	2.54

The Black-Scholes assumptions were:

	2001	2000	1999
Risk-free interest rate	**4.6%**	6.4%	5.5%
Expected dividend	**$0.94**	$0.93	$0.89
Expected option life (years)	**7**	7	7
Expected volatility	**32%**	32%	26%

COMMON STOCK REPURCHASE PROGRAMS

In 2001, the company's board of directors authorized a common stock repurchase program of $400 million. During 2001, the company completed this repurchase program totaling 11.9 million shares of May common stock at an average price of $34 per share.

During 2000, the company purchased $789 million or 28.4 million shares of May common stock. These repurchases completed the remaining $139 million of stock repurchases related to the $500 million 1999 stock repurchase program and the $650 million common stock repurchase program authorized in 2000. The 2000 buyback was in addition to $361 million, or 9.9 million shares, purchased in 1999.

PREFERENCE STOCK

The company is authorized to issue up to 25 million shares of $0.50 par value preference stock. As of February 2, 2002, 800,000 ESOP preference shares were authorized and 564,047 shares were outstanding. Each ESOP preference share is convertible into shares of May common stock, at a conversion rate of 33.787 shares of May common stock for each ESOP preference share. Each ESOP preference share carries the number of votes equal to the number of shares of May common stock into which the ESOP preference share could be converted. Dividends are cumulative and are paid semi-annually at a rate of $38.025 per share per year. ESOP preference shares have a liquidation preference of $507 per share plus accumulated and unpaid dividends. ESOP preference shares may be redeemed, in whole or in part, at the option of May or an ESOP preference shareowner, at a redemption price of $507 per share, plus accumulated and unpaid dividends. The redemption price may be satisfied in cash or May common stock or a combination of both.

The ESOP preference shares are shown outside of shareowners' equity in the consolidated balance sheet because the shares are redeemable by the holder or by the company in certain situations.

SHAREOWNER RIGHTS PLAN

The company has a shareowner rights plan under which a right is attached to each share of the company's common stock. The rights become exercisable only under certain circumstances involving actual or potential acquisitions of May's common stock by a person or by affiliated persons. Depending upon the circumstances, the holder may be entitled to purchase units of the company's preference stock, shares of the company's common stock, or shares of common stock of the acquiring person. The rights will remain in existence until August 31, 2004, unless they are terminated, extended, exercised, or redeemed.

ELEVEN-YEAR FINANCIAL SUMMARY

(in millions, except per share and operating statistics)	2001	2000	1999
Net retail sales	$14,215	$14,372	$13,810
Total percent increase (decrease)	(1.1)%	4.1%	6.3%
Store-for-store percent increase (decrease)	(4.6)	0.5	2.6
Operations			
Revenues	$14,175	$14,511	$13,866
Cost of sales	9,770	9,929	9,370
Selling, general, and administrative expenses	2,912	2,835	2,686
Interest expense, net	349	345	287
Earnings before income taxes	1,144	1,402	1,523
Provision for income taxes	438	544	596
Net earnings [1]	706	858	927
Percent of revenues	5.0%	5.9%	6.7%
LIFO provision (credit)	$ (30)	$ (29)	$ (30)
Per share			
Net earnings [1]	$ 2.22	$ 2.62	$ 2.60
Dividends paid [2]	0.94	0.93	0.89
Book value	13.37	12.93	12.53
Market price – high	41.25	39.50	45.38
Market price – low	27.00	19.19	29.19
Market price – year-end close	36.07	37.30	31.25
Financial statistics			
Return on equity	18.3%	21.0%	24.1%
Return on net assets	15.5	19.5	20.7
Operating statistics			
Stores open at year-end:			
Department stores	439	427	408
Bridal Group [3]	400	123	–
Gross retail square footage (in millions):			
Department stores	75.3	72.0	69.1
Bridal Group	1.9	1.3	–
Sales per square foot [4][5]	$ 193	$ 205	$ 210
Cash flows and financial position			
Cash flows from operations	$ 1,644	$ 1,346	$ 1,530
Depreciation and amortization	559	511	469
Capital expenditures	797	598	703
Dividends on common stock	278	286	295
Working capital	2,387	3,056	2,700
Long-term debt and preference stock	4,689	4,833	3,875
Shareowners' equity	3,841	3,855	4,077
Total assets	11,920	11,574	10,935
Average diluted shares outstanding and equivalents	317.6	327.7	355.6

All years included 52 weeks, except 2000 and 1995, which included 53 weeks. Net retail sales for 2000 and 1995 are shown on a 52-week basis for comparability.

(1) Represents net earnings and diluted earnings per share from continuing operations.

(2) The annual dividend was increased to $0.95 per share effective with the March 15, 2002, dividend payment.

(3) After Hours and Priscilla of Boston joined the company in 2001. David's Bridal joined the company in 2000.

1998	1997	1996	1995	1994	1993	1992	1991
$12,992	$12,215	$11,418	$10,298	$9,594	$8,858	$8,245	$7,697
6.4%	7.0%	10.9%	7.3%	8.3%	7.4%	7.1%	5.1%
3.5	3.6	4.3	2.5	5.4	5.4	4.5	(0.6)
$13,090	$12,390	$11,727	$10,708	$9,886	$9,353	$9,154	$8,864
8,901	8,437	7,953	7,217	6,658	6,328	6,251	6,071
2,516	2,375	2,265	2,081	1,916	1,824	1,859	1,861
278	299	277	250	233	244	279	315
1,395	1,279	1,232	1,160	1,079	957	579 [6]	617
546	500	483	460	429	379	107 [6]	213
849	779	749	700	650	578	472	404
6.5%	6.3%	6.4%	6.5%	6.6%	6.2%	5.2%	4.6%
$ (28)	$ (5)	$ (20)	$ (53)	$ (46)	$ 7	$ 10	$ 26
$ 2.30	$ 2.07	$ 1.87	$ 1.75	$ 1.62	$ 1.43	$ 1.18	$ 1.02
0.85	0.80	0.77	0.74	0.67	0.60	0.55	0.54
11.46	10.99	10.27	12.28	11.10	9.77	8.55	7.51
47.25	38.08	34.83	30.83	30.08	31.00	24.83	20.13
33.17	29.08	27.00	22.33	21.50	22.29	17.33	15.08
40.25	35.04	29.67	29.25	23.42	26.50	23.46	18.29
22.2%	21.2%	19.4%	20.8%	21.3%	22.1%	21.5%	20.7%
19.8	18.5	18.8	20.1	20.1	19.0	15.4 [7]	14.5
393	369	365	346	314	301	303	318
–	–	–	–	–	–	–	–
66.7	62.8	62.1	57.6	52.0	49.4	49.5	51.9
–	–	–	–	–	–	–	–
$ 209	$ 204	$ 201	$ 201	$ 200	$ 191	$ 179	$ 171
$ 1,505	$ 1,526	$ 1,283	$ 806	$ 897	$ 881	$ 755	$ 677
439	412	374	333	297	281	283	273
630	496	632	801	682	560	284	366
290	279	287	277	251	223	204	198
2,928	3,012	3,156	3,536	3,069	2,960	2,730	3,089
4,152	3,849	4,196	3,701	3,240	3,192	3,256	4,299
3,836	3,809	3,650	4,585	4,135	3,639	3,181	2,781
10,533	9,930	10,059	10,122	9,237	8,614	8,376	8,566
367.4	373.6	396.2	397.3	397.3	398.2	397.0	394.3

[4] David's Bridal included since August 2000.

[5] Sales per square foot are calculated from net retail sales plus finance charge revenues and average gross retail square footage.

[6] *Pretax earnings include a net special and nonrecurring charge of $187 million, and the provision for income taxes includes a* nonrecurring tax benefit of $187 million.

[7] Based on pretax earnings before special and nonrecurring items.

COMPANY MANAGEMENT, CORPORATE MANAGEMENT, AND BOARD OF DIRECTORS

COMPANY MANAGEMENT

Lord & Taylor
Jane T. Elfers
President and Chief Executive Officer
Clarence D. Reynolds
Chairman

Hecht's
Frank J. Guzzetta
President and Chief Executive Officer
Kenneth L. Wilkerson
Chairman

Foley's
Thomas J. Hogan
President and Chief Executive Officer
Mark J. Weikel
Chairman
Fred J. DiIorio
Vice Chairman

Robinsons-May
Craig M. Israel
President and Chief Executive Officer
Robert M. Soroka
Chairman

Filene's
Thomas A. Kingsbury
President and Chief Executive Officer
J. Kent McHose
Chairman

Kaufmann's
Andrew P. Pickman
President and Chief Executive Officer
William K. Gingerich
Chairman

Famous-Barr
Ira S. Pickell
President and Chief Executive Officer
Duane T. Hicks
Chairman

Meier & Frank
Richard A. Maloney
President and Chief Executive Officer
David Armstrong
Chairman

Bridal Group
Robert D. Huth
President and Chief Executive Officer

May Merchandising Company
May Department Stores International
Judith K. Hofer [1]
Chief Executive Officer
Jay H. Levitt [1]
President
James A. Hageman [2]
Chairman
John F. Danahy [2]
Vice Chairman

May Design and Construction Company
Richard Tao
President
Thomas M. Rauch Jr.
Chairman

May Realty
Bruce D. Johnston
President

[1] Ms. Hofer will retire on July 31, 2002. Mr. Levitt will become president and chief executive officer.

[2] Mr. Hageman will retire on September 30, 2002. Mr. Danahy will become chairman.

CORPORATE MANAGEMENT

Eugene S. Kahn
Chairman of the Board and Chief Executive Officer
John L. Dunham
President
Richard W. Bennet III
Vice Chairman
William P. McNamara
Vice Chairman
Thomas D. Fingleton
Executive Vice President and Chief Financial Officer
R. Dean Wolfe
Executive Vice President, Acquisitions and Real Estate

Senior Vice Presidents
Alan E. Charlson
General Counsel
Martin M. Doerr
Taxes
William D. Edkins
Strategy and New Business Development
James F. Harner
Customer Service, Staffing, and Operations
Lonny J. Jay
Planning and Reporting
Brian L. Keck
Human Resources
Jan R. Kniffen
Treasurer
Mary F. Morgan
Store Administration and Merchandise Research
Steve O. Nelson
Stores and Visual Merchandising
Joel G. Rebmann
Credit
Henry A. Wagner
Information Technology

Vice Presidents
Michael R. Basler
Merchandise Information Systems
Sharon L. Bateman
Corporate Communications
Gabriela E. Bohn
Corporate Purchasing
Joseph C. Brehob
Internet Marketing
Richard A. Brickson
Secretary and Senior Counsel
Anne H. Carter
Diversity
Joseph A. Civitillo
Broadcast Advertising
Richard A. Cohen
Public Affairs
Robert G. Cole
IT Systems Development
Joseph J. Consolo
Visual Merchandising and Store Design
Ryan J. Cuba
Capital Planning and Analysis
Michael G. Culhane
Accounting and Reporting
Keith E. Faulk
Training
Kathleen E. Gentilozzi
Human Resources
William M. Goddard
Risk Management and Insurance
Laurence M. Hellman
Merchandise Research
Stephen J. Hinderberger
Planning and Analysis
John W. Kahmann
Technical Services
Thomas H. Lucas
Corporate Development
Tim D. Meyer
Store Administration
Daniel J. Mollerus
Store Administration
Barbara J. Murray
Consumer Research
Robert W. Noeth
Loss Prevention and Shortage Control
Sally A. Pinckard
Executive Development
Timothy W. Plunkett
Executive Recruiting
Steven M. Riley
Human Resources Administration – Stores
Barry S. Silver
Audit
Kenard E. Smith
Area Research



Board of directors, standing left to right: Eugene S. Kahn, Michael R. Quinlan, James M. Kilts, William P. Stiritz, Edward E. Whitacre Jr.; *seated left to right:* Helene L. Kaplan, Russell E. Palmer, R. Dean Wolfe, William D. Perez, John L. Dunham, Marsha J. Evans

BOARD OF DIRECTORS

John L. Dunham [2]
President
The May Department Stores Company

Marsha J. Evans [1, 4]
National Executive Director
Girl Scouts of the USA

Eugene S. Kahn [2*]
Chairman of the Board and Chief Executive Officer
The May Department Stores Company

Helene L. Kaplan [2, 4,* 5]
Of Counsel
Skadden, Arps, Slate, Meagher & Flom LLP

James M. Kilts [1, 5]
Chairman and Chief Executive Officer
The Gillette Company

Russell E. Palmer [1,* 2, 3]
Chairman and Chief Executive Officer
The Palmer Group

William D. Perez [4, 5]
President and Chief Executive Officer
S.C. Johnson and Son, Inc.

Michael R. Quinlan [1, 3]
Retired Chairman of the Board and
Chief Executive Officer
McDonald's Corporation

William P. Stiritz [2, 4, 5*]
Chairman of the Board
Energizer Holdings, Inc. and Ralcorp Holdings, Inc.

Edward E. Whitacre Jr. [2, 3,* 4]
Chairman and Chief Executive Officer
SBC Communications, Inc.

R. Dean Wolfe
Executive Vice President, Acquisitions and Real Estate
The May Department Stores Company

[1] Audit Committee

[2] Executive Committee

[3] Executive Compensation and Development Committee

[4] Finance Committee

[5] Nominating Committee

[*] Committee Chairman

Sofa, Jonathan Louis. Chair, Bauhaus. Tables, Bassett Mirror. Vase and bowl, Waterford. Area rug, Trade Am.

REPORTS OF MANAGEMENT AND INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF MANAGEMENT

Management is responsible for the preparation, integrity, and objectivity of the financial information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, prepared with the assistance of specialists within and outside the company, actual results could differ from those estimates.

Management has established and maintains an internal control structure to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements, and that such financial statements are not misstated due to material fraud or error. Internal controls include the careful selection of associates, the proper segregation of duties, and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this structure is a comprehensive internal audit program. Management continually reviews, modifies, and improves its systems of accounting and controls in response to changes in business conditions and operations, and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. These standards are described in the company's policies on business conduct, which are publicized throughout the company.

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF THE MAY DEPARTMENT STORES COMPANY

We have audited the accompanying consolidated balance sheets of The May Department Stores Company (a Delaware corporation) and subsidiaries as of February 2, 2002, and February 3, 2001, and the related consolidated statements of earnings, shareowners' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The May Department Stores Company and subsidiaries as of February 2, 2002, and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

1010 Market Street
St. Louis, Missouri 63101-2089
February 13, 2002

SHAREOWNER INFORMATION

CORPORATE HEADQUARTERS

The May Department Stores Company
611 Olive Street
St. Louis, Mo. 63101-1799
(314) 342-6300

2002 ANNUAL MEETING

The May Department Stores Company Annual Meeting of Shareowners will be held at 9:00 a.m. Central Time, Friday, May 24, at The St. Regis Hotel, 1919 Briar Oaks Lane, Houston, Texas.

INFORMATION REQUESTS

Copies of the company's annual report to shareowners, the proxy statement, the Form 10-K annual report and Form 10-Q quarterly reports to the Securities and Exchange Commission, and recent press releases are available free of charge from the following sources:

Corporate Communications
The May Department Stores Company
611 Olive Street
St. Louis, Mo. 63101-1799

Web site: www.maycompany.com
Automated fax-on-demand: (314) 444-6869

The company's Statement of Corporate Responsibility can also be obtained from the above resources. The Statement of Corporate Responsibility includes our policies on affirmative action and equal employment opportunity, minority-owned and woman-owned suppliers, sexual harassment, and vendor standards of conduct.

A summary of charitable contributions by The May Department Stores Company Foundation is available from the above mailing address or from the Foundation's automated fax number: (314) 444-6870.

Security analysts, investment professionals, and shareowners may direct their inquiries to:
Mr. Jan R. Kniffen
Senior Vice President and Treasurer
(314) 342-6413

COMMON STOCK

Shares of The May Department Stores Company common stock are listed and traded on the New York Stock Exchange under the symbol MAY. The stock is quoted as "MayDS" in daily newspapers.

DIVIDEND REINVESTMENT

Dividends on May common stock may be reinvested economically and conveniently through participation in the Dividend Reinvestment Plan. Participating shareowners may also make optional cash purchases of May common stock.

SHAREOWNER INQUIRIES

For assistance with the Dividend Reinvestment Plan, dividend payments, shareowner records, and transfers, please contact our transfer agent and registrar as noted below:

The Bank of New York
Toll-free: (800) 292-2301
Email: shareowner-svcs@bankofny.com
Web site: www.stockbny.com

Certificate transfers and address changes:
The Bank of New York
P.O. Box 11002
Church Street Station
New York, N.Y. 10286-1002

Dividend Reinvestment Plan inquiries:
The Bank of New York
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258

Other written inquiries:
The Bank of New York
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258

BACK COVER

Blouse, Allison Taylor. Earrings, Liz Claiborne. Makeup, Benefit Cosmetics.

Design: Boller Coates & Neu Principal Photography: Verser Engelhard Executive Photography: Andy Goodwin Printing: Anderson Lithograph


May Department Stores Company
Street St. Louis, MO 63101-1799 (314) 342 6300
the right choices
make all the difference